                                                               EXHIBIT (a)(1)(A)

                                   TEAM, INC.

                           OFFER TO PURCHASE FOR CASH
                   UP TO 1,200,000 SHARES OF ITS COMMON STOCK
                               AT $3.00 PER SHARE

 THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
  MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 6, 2001, UNLESS THE TENDER
                               OFFER IS EXTENDED.

     Team, Inc. is offering to purchase, for a price of $3.00 per share in cash, up to 1,200,000 shares of its common stock, under the terms and conditions set forth in this document and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, present the tender offer).

     All shares properly tendered and not properly withdrawn will be purchased for $3.00 per share, under the terms and conditions of the tender offer, including the odd lot and proration provisions. We reserve the right, in our sole discretion, to purchase more than 1,200,000 shares of our Common Stock in the tender offer, subject to applicable law. Shares not purchased because of proration provisions will not be purchased in the tender offer.

     Shares not purchased in the tender offer will be returned to the tendering shareholders at our expense as promptly as practicable after the expiration of the tender offer. We reserve the right to purchase all shares duly tendered by any shareholder who tenders all shares owned beneficially or of record and who, as a result of proration, would then beneficially or of record own an aggregate of fewer than 100 shares. If you own beneficially or of record less than 100 shares (other than shares held in the Team, Inc. Salary Deferral Plan ("401(k) Plan") and Employee Stock Ownership Plan ("ESOP;" collectively, the 401(k) Plan and the ESOP are referred to as the "Employee Plans"), which will not be entitled to priority), properly tender all of them before the tender offer expires and complete the section entitled "Odd Lots" in the related Letter of Transmittal, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

     THE TENDER OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 6.

     OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE INFORMED US THAT THEY DO NOT INTEND TO PARTICIPATE IN THE TENDER OFFER.

     Our Common Stock is listed and traded on the American Stock Exchange under the trading symbol "TMI." On April 3, 2001, the last trading day before the date of the public announcement of the tender offer, the last reported closing price of the shares on the American Stock Exchange was $2.39. We urge you to obtain current market quotations for the shares. See Section 7.

                             ---------------------

               The date of this Offer to Purchase is May 9, 2001.

                                   IMPORTANT

     If you wish to tender all or any part of your shares, you should either:

          (1) (a) complete and sign a Letter of Transmittal according to the instructions in the enclosed Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, to Computershare Trust Company of New York, the Depositary for the tender offer, and mail or deliver the certificates for your shares to the Depositary together with any other documents required by the Letter of Transmittal or (b) tender the shares according to the procedure for book-entry transfer described in Section 3, or

          (2) request a broker, dealer, commercial bank, trust company or other nominee to tender your shares for you.

     If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares. If you desire to tender your shares and

          (1) your certificates for the shares are not immediately available or cannot be delivered to the Depositary, or

          (2) you cannot comply with the procedure for book-entry transfer, or

          (3) your other required documents cannot be delivered to the Depositary by the expiration of the tender offer,

you must tender your shares according to the guaranteed delivery procedure described in Section 3.

     Participants in the Employee Plans who wish to tender any of their shares held in this plan must follow the separate instructions and procedures described in Section 3 of this document.

     Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent for the tender offer, at its address and telephone numbers set forth on the back cover page of this document. Requests for additional copies of this document, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE TENDER OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. YOU MUST NOT RELY ON ANY RECOMMENDATION OR ANY INFORMATION OR REPRESENTATION GIVEN OR MADE BY ANY OTHER PERSON.

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

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE TENDER OFFER............................................    1
1.  Number of Shares; Proration.............................    1
2.  Purpose of the Tender Offer; Material Effects of the
    Tender Offer............................................    2
3.  Procedures for Tendering Shares.........................    4
4.  Withdrawal Rights.......................................    8
5.  Purchase of Shares and Payment of Purchase Price........    8
6.  Conditions of the Tender Offer..........................    9
7.  Price Range of Shares...................................   11
8.  Source and Amount of Funds..............................   11
9.  Certain Information Concerning Us.......................   11
10. Interests of Directors and Executive Officers;
    Transactions and Arrangements Concerning   Shares.......   16
11. Effects of the Tender Offer on the Market for Shares;
    Registration Under the Exchange Act.....................   18
12. Legal Matters; Regulatory Approvals.....................   19
13. United States Federal Income Tax Consequences...........   19
14. Extension of the Tender Offer; Termination; Amendment...   22
15. Fees and Expenses.......................................   22
16. Miscellaneous...........................................   23

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                           FORWARD-LOOKING STATEMENTS

     This Offer to Purchase, including the Summary Term Sheet and Sections 2, 6 through 9 and 11 through 14, contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will" and "would." Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference, include, but are not limited to:

     - domestic and international economic activity;

     - interest rates;

     - economic conditions for our customers;

     - regulatory changes and legal proceedings; and

     - our successful implementation of our internal operating plans.

     In addition, please refer to our documents filed with the SEC, including our most recent Quarterly Report on Form 10-Q/A, for more information on these and other risk factors. We undertake no obligation to make any revisions to the forward-looking statements contained in this document or to update them to reflect events or circumstances occurring after the date of this document.

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

                               SUMMARY TERM SHEET

     We are providing this summary term sheet for your convenience. It highlights the most material information in this document, but you should realize that it does not describe all of the details of the tender offer to the same extent described in this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of the tender offer. We have included references to the Sections of this document where you will find a more complete discussion.

WHO IS OFFERING TO PURCHASE MY SHARES?

     TEAM, Inc. is offering to purchase your shares of TEAM common stock.

WHAT WILL THE PURCHASE PRICE FOR THE SHARES BE?

     The purchase price will be $3.00 per share. We will pay this purchase price in cash, without interest, for all the shares we purchase under the tender offer. See Section 1.

HOW MANY SHARES WILL YOU PURCHASE?

     We will purchase 1,200,000 shares in the tender offer, or if less than 1,200,000 shares are properly tendered, all properly tendered shares. In addition, we expressly reserve the right to purchase an additional 2% of our outstanding shares of Common Stock and could decide to purchase more shares subject to applicable legal requirements. See Section 1. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 6.

HOW WILL YOU PAY FOR THE SHARES?

     We plan to fund the tender offer from borrowings under our current credit facility. See Section 8.

HOW LONG DO I HAVE TO TENDER MY SHARES?

     You may tender your shares until Wednesday, June 6, 2001, at 12:00 midnight, New York City time, unless we extend the tender offer. See Section 1. We may choose to extend the tender offer for any reason. See Section 14.

HOW WILL I BE NOTIFIED IF YOU EXTEND THE TENDER OFFER?

     We will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date if we decide to extend the tender offer. See Section 14.

ARE THERE ANY CONDITIONS TO THE TENDER OFFER?

     Yes. The tender offer is subject to conditions such as the absence of court and governmental action prohibiting the tender offer and changes in general market conditions or our business that, in our judgment, are or may be materially adverse to us. See Section 6.

HOW DO I TENDER MY SHARES?

     To tender your shares, prior to 12:00 midnight, New York City time, on Wednesday, June 6, 2001, unless we extend the tender offer:

     - you must deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover page of this document; or

     - the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

     - you must comply with the guaranteed delivery procedure.

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

     You may also contact the Information Agent for assistance. See Section 3 and the instructions to the Letter of Transmittal.

     Participants in the Employee Plans who wish to tender any of their shares held in their accounts under the Employee Plans must instruct Wells Fargo Bank Texas, N.A., the Master Plan Sponsor and Trustee, to tender their shares at least three business days before the expiration of the offer by following the separate instructions and procedures described in Section 3.

ONCE I HAVE TENDERED SHARES IN THE TENDER OFFER, CAN I WITHDRAW MY TENDER?

     You may withdraw any shares you have tendered at any time before 12:00 midnight, New York City time, on Wednesday, June 6, 2001, unless we extend the tender offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 midnight, New York City time, on Thursday, July 5, 2001. See Section 4.

HOW DO I WITHDRAW SHARES I PREVIOUSLY TENDERED?

     You must deliver on a timely basis a written or facsimile notice (confirmed by telephone) of your withdrawal to the Depositary at the address appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

ARE YOU OR IS YOUR BOARD OF DIRECTORS RECOMMENDING THAT I PARTICIPATE IN THE TENDER OFFER?

     Our Board of Directors has approved the tender offer on behalf of TEAM. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. Our directors and executive officers have informed us that they do not intend to participate in the tender offer. See Section 10.

IF I OWN LESS THAN 100 SHARES, AND I TENDER ALL OF MY SHARES, WILL I BE SUBJECT TO PRORATION?

     If you own beneficially or of record less than 100 shares (other than shares held in our Employee Plans, which will not have priority), tender all of them before the tender offer expires and complete the section entitled "Odd Lots" in the Letter of Transmittal, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

WHEN WILL YOU PAY FOR THE SHARES I TENDER?

     We will pay the purchase price, net in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and our acceptance of the shares for payment. See Section 5.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?

     If you are a registered shareholder and you tender your shares directly to the Depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 2.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY
SHARES?

     Your receipt of cash for your tendered shares will be treated either as (1) a sale or exchange of the tendered shares, in which case you will recognize capital gain or loss with respect to the tendered shares or (2) a distribution treated as a dividend (taxable as ordinary income) to the extent of your share of any of our current or accumulated earnings and profits and with respect to any excess of the distribution over

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

your share of any of our earnings and profits, as a return of capital to the extent of your tax basis in your shares and as capital gain to the extent of any balance of the distribution. See Section 13.

WILL I HAVE TO PAY STOCK TRANSFER TAX IF I TENDER MY SHARES?

     If you instruct the Depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

WHO CAN I TALK TO IF I HAVE QUESTIONS?

     The Information Agent can help answer your questions. The Information Agent is MacKenzie Partners, Inc. Their telephone number is (800) 322-2885.

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

                                THE TENDER OFFER

1. NUMBER OF SHARES; PRORATION.

     General. Under the terms and conditions of the tender offer, we will purchase 1,200,000 shares of our Common Stock, or if less than 1,200,000 of shares are properly tendered and not properly withdrawn in accordance with
Section 4 before the scheduled expiration date of the tender offer, all shares that are properly tendered and not properly withdrawn, at a single purchase price of $3.00 per share, net to the seller in cash, without interest.

     The term "expiration date" means 12:00 midnight, New York City time, on Wednesday, June 6, 2001, unless and until we, in our sole discretion, extend the period of time during which the tender offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the tender offer, as so extended by us, will expire. See Section 14 for a description of our right to extend, delay, terminate or amend the tender offer. In accordance with the rules of the Securities and Exchange Commission, we may, and we expressly reserve the right to, purchase under the tender offer an additional amount of shares not to exceed 2% of our outstanding shares of Common Stock without amending or extending the tender offer. See Section 14. In the event of an over-subscription of the tender offer as described below, shares tendered will be subject to proration, except for odd lots. The proration period and withdrawal rights expire on the expiration date.

     If (1)(a) we increase or decrease the price to be paid for shares, (b) we increase the number of shares being sought in the tender offer and that increase in the number of shares being sought exceeds 2% of our outstanding shares of Common Stock, or (c) we decrease the number of shares being sought and (2) the tender offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 14, the tender offer will be extended for a period of ten business days. Any period measured in business days includes the first day of the period. For the purposes of the tender offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     The tender offer is not conditioned on the tender of any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 6.

     If the number of shares properly tendered and not properly withdrawn prior to the expiration date is less than or equal to 1,200,000 shares, or a greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the tender offer, purchase all shares so tendered at the purchase price.

     Priority of Purchases. Under the terms and conditions of the tender offer, if more than 1,200,000 shares, or a greater number of shares as we may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn before the expiration date, we will purchase properly tendered shares on the basis set forth below:

          (1) We will purchase all shares properly tendered and not properly withdrawn before the expiration date by any odd lot holder (as defined below) who:

             (a) tenders all shares owned beneficially or of record by that shareholder (tenders of less than all the shares owned by an odd lot holder will not qualify for preference); and

             (b) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

          (2) after the purchase of all of those shares, we will purchase all other shares properly tendered and not properly withdrawn before the expiration date, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

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

     Odd Lots. For purposes of the tender offer, the term "odd lots" shall mean all shares (other than shares held in the Employee Plans, which will not have priority) properly tendered prior to the expiration date and not properly withdrawn by any person, referred to as an "odd lot holder," who owns beneficially or of record an aggregate of fewer than 100 shares and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must tender all shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares, or with respect to any shares held in the Employee Plans. Any odd lot holder wishing to tender all of their shares of our Common Stock pursuant to the tender offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

     We also reserve the right, but will not be obligated, to purchase all shares duly tendered by any shareholder who tenders all shares beneficially or of record owned and who, as a result of proration, would then beneficially or of record own an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase in the tender offer by the number of shares purchased through the exercise of such right, subject to applicable law.

     Proration. If proration of tendered shares is required, we will determine the proration factor as soon as practicable following the expiration date. Proration for each shareholder tendering shares, other than odd lot holders, shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by a particular shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders, other than odd lot holders. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the odd lot procedure, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. You may obtain preliminary proration information from the Information Agent as well as from your broker.

     As described in Section 13, the number of shares that we will purchase from you under the tender offer may affect the United States federal income tax consequences to you and, therefore, may be relevant to your decision whether or not to tender shares. The Letter of Transmittal affords you the opportunity to designate the order of priority in which tendered shares are to be purchased if we have to prorate the number of shares purchased from you.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. PURPOSE OF THE TENDER OFFER; MATERIAL EFFECTS OF THE TENDER OFFER.

     Purpose of the Tender Offer. We are making the tender offer for various reasons, including our Board of Directors' belief that our shares are undervalued in the public market and that there may not be sufficient trading volume to permit shareholders to sell their holdings. We believe that the tender offer is a prudent use of our financial resources given our business, assets and current market price, and that investing in our own shares is an attractive use of capital and an efficient means to provide value to our ongoing shareholders while at the same time providing a measure of liquidity to those who want to sell.

     After the completion of the tender offer, we expect to have sufficient cash, short-term investments and presently anticipated borrowing capacity under our credit facility to meet our cash needs for normal
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

operations and anticipated capital expenditures. Therefore, in order to achieve the potential benefits described below, we have commenced the tender offer.

     Potential Benefits of the Tender Offer. We believe the tender offer may provide several benefits to us and our shareholders, including:

     - The tender offer represents the opportunity for our shareholders to sell their shares on potentially more favorable terms than would otherwise be available. Shareholders who sell all or a portion of their common stock have the opportunity to receive a premium of 25% to the $2.39 closing price per share of our Common Stock on April 3, 2001, the last trading day prior to the announcement of the tender offer. In addition, if you are the registered owner of shares of our Common Stock that you tender directly to the Depositary, the sale of those shares in the tender offer will permit you to avoid the usual transaction costs associated with open market sales.

     - Shareholders who determine not to participate in the tender offer will realize a proportionate increase in their relative equity interest in our company.

     Accordingly, our Board of Directors believes that the tender offer is consistent with our long-term corporate goal of increasing shareholder value.

     Potential Risks and Disadvantages of the Tender Offer. The tender offer also presents some potential risks and disadvantages to us and our continuing shareholders, including:

     - We will borrow a significant amount of cash under our credit facility to pay for the tendered shares. Assuming that we purchase 1,200,000 shares of our Common Stock in the tender offer at a price of $3.00 per share, our borrowings under our credit facility would be increased by approximately $3.7 million, including estimated expenses of the tender offer.

     - Our shareholders' equity will decrease from $23.6 million at March 31, 2001 to approximately $19.9 million, assuming that we purchase 1,200,000 shares of our Common Stock in the tender offer at $3.00 per share. See
       Section 9. Our continuing shareholders will also bear a higher proportionate risk in the event of future losses.

     - The tender offer likely will reduce our "public float" (the number of shares owned by non-affiliate shareholders and available for trading in the securities markets). This reduction in public float may result in lower stock prices or reduced liquidity in the trading market for our common stock following the completion of the tender offer.

     NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY ONE AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES. IN ADDITION, WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION TO YOU. YOU SHOULD CAREFULLY EVALUATE ALL INFORMATION CONCERNING THE TENDER OFFER, SHOULD CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS, AND SHOULD MAKE YOUR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE INFORMED US THAT THEY DO NOT INTEND TO PARTICIPATE IN THE TENDER OFFER.

     We may in the future purchase additional shares of common stock on the open market, in private transactions, through tender offers or otherwise. Any additional purchases may be on the same terms or on terms that are more or less favorable to shareholders than the terms of the tender offer. However, we and our affiliates are prohibited from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date of the tender offer, except pursuant to certain limited exceptions provided in the SEC Rule 14e-5.

     Shareholders may be able to sell non-tendered shares in the future on the American Stock Exchange or otherwise at a net price higher than the purchase price. We can give no assurance, however, as to the price at which a shareholder may be able to sell shares of common stock in the future.

     We will cancel and return to the status of authorized but unissued stock the shares purchased in the tender offer. These shares will be available for us to issue without further shareholder action (except as

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

required by applicable law or the rules of the American Stock Exchange or any other securities exchange on which the shares are listed or traded) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

     Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving our company or any of its subsidiaries; (b) any purchase, sale or transfer of a material amount of our or any of our subsidiaries' assets; (c) any material change in our present dividend rate or policy, or indebtedness or capitalization; (d) any change in our present Board of Directors or management including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our Board of Directors or to change any material term of the employment contract of any executive officer; (e) any other material change in our corporate structure or business; (f) any class of our equity securities being delisted from a national securities exchange or ceasing to be authorized for quotation in an automated quotations system operated by a national securities association; (g) any class of our equity securities becoming eligible for termination of registration under
Section 12(g)(4) of the Exchange Act; (h) the suspension of our obligation to file reports under Section 15(d) of the Exchange Act; (i) the acquisition by any person of additional securities of our company or the disposition of securities of our company; or (j) any change in our articles of incorporation, bylaws or other governing instruments or other actions which could impede the acquisition of control of our company.

3. PROCEDURES FOR TENDERING SHARES.

     Proper Tender of Shares. For shares to be tendered properly under the tender offer, (1) the certificates for those shares (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal including any required signature guarantees, or an "agent's message" (as defined below), and any other documents required by the Letter of Transmittal, must be received before 12:00 midnight, New York City time, on the expiration date by the Depositary at its address set forth on the back cover page of this document or (2) the tendering shareholder must comply with the guaranteed delivery procedure set forth below. In addition, odd lot holders who tender all shares must complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

     Shareholders who hold shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through the brokers or banks and not directly to the Depositary.

     Participants in the Employee Plans who wish to tender some or all of the shares held in their accounts under the plan must follow the instructions in the "Letter to Participants in the Team, Inc. Salary Deferral Plan and Employee Stock Ownership Plan" furnished separately and return it to Wells Fargo Bank Texas, N.A. in accordance with those instructions. The instructions must be received by Wells Fargo Bank Texas, N.A. no later than three business days prior to the expiration date of the tender offer, or no shares allocated to the participant's account will be tendered.

     Signature Guarantees and Method of Delivery. No signature guarantee is required: (1) if the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, or DTC, whose name appears on a security position listing as the owner of the shares) tendered therewith and such holder has not completed either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal; or (2) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the Letter of Transmittal. If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

     Payment for shares tendered and accepted for payment under the tender offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of the book-entry transfer of such shares into the Depositary's account at DTC as described above, a properly completed and duly executed Letter of Transmittal, or an agent's message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the tender offer at DTC within two business days after the date of this document, and any financial institution that is a participant in DTC's system may make book-entry delivery of the shares by causing DTC to transfer shares into the Depositary's account in accordance with DTC's procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary's account at DTC, either (1) a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an agent's message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover page of this document before the expiration date or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

     The term "agent's message" means a message transmitted by DTC to, and received by, the Depositary, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

     Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, 31% of the gross proceeds payable to a shareholder or other payee under the tender offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides a taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that the provided number is correct or otherwise establishes an exemption. If the Depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, you should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless you otherwise establish to the satisfaction of the Depositary that you are not subject to backup withholding. Specified shareholders (including, among others, all corporations and some foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements rules. In order for a foreign shareholder (including a foreign corporation) to establish that it is an exempt recipient, that shareholder must submit an IRS Form W-8BEN or W-8ECI or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. The applicable form can be obtained from the Information Agent. See Instructions 13 and 14 of the Letter of Transmittal. For a discussion of United States federal income tax consequences to tendering shareholders, see Section 13.

     Federal Income Tax Withholding on Payments to Foreign Shareholders. Even if a foreign shareholder has provided the required certification as described in the preceding paragraphs to avoid backup withholding, the Depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign shareholder or his, her or its agent unless the Depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business of the foreign shareholder within the United States. For this purpose, a foreign shareholder is any shareholder that is not a "United States holder" (as defined in Section 13). In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. A foreign shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if they or it satisfies one of the "Section 302 tests" for capital gain treatment described in Section 13 or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.

     Foreign shareholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of, or an exemption from, withholding tax, and the refund procedure. See instructions 13 and 14 of the Letter of Transmittal.

     Guaranteed Delivery. If you desire to tender shares under the tender offer and your stock certificates are not immediately available or cannot be delivered to the Depositary before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the Depositary before the expiration date, you may nevertheless tender your shares if all of the following conditions are satisfied:

          (a) the tender is made by or through an eligible guarantor institution;

          (b) the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, before the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this document, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the Notice of Guaranteed Delivery; and

          (c) the certificates for all tendered shares, in proper form for transfer, or confirmation of book-entry transfer of your shares into the Depositary's account at DTC, together with a properly completed and duly executed Letter of Transmittal and any required signature guarantees, or an agent's message, or other documents required by the Letter of Transmittal, are received by the Depositary within three American Stock Exchange trading days after the expiration date of the tender offer.

     Return of Unpurchased Shares. If any tendered shares are not purchased under the tender offer or are properly withdrawn before the expiration date, or if less than all shares evidenced by your certificates are tendered, we will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the stockholder.

     Stock Options and Warrants. We are not offering, as part of the tender offer, to purchase any outstanding options or warrants and tenders of warrants or options will not be accepted. Holders of outstanding options or warrants who wish to participate in the tender offer must exercise their warrants or options, as the case may be, and purchase shares of our Common Stock and then tender the shares pursuant to the tender offer, provided that the exercise of those options or warrants and the tender of shares is in accordance with the terms of the applicable option or warrant documents. In no event are any options or warrants to be delivered to the Depositary in connection with a tender of shares hereunder. An exercise of an option or warrant cannot be revoked even if shares received upon the exercise and tendered in the tender offer are not purchased in the tender offer for any reason.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder and our interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. Neither we nor any of the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

     The Employee Plans. Participants in the Employee Plans may instruct Wells Fargo Bank Texas, N.A., which administers the Employee Plans, to tender some or all of the shares held in the participant's account under the plan by following the instructions in the "Letter to Participants in the Team, Inc. Salary Deferral Plan and Employee Stock Ownership Plan" furnished separately and returning it to Wells Fargo Bank Texas, N.A. in accordance with those instructions. Each participant may direct that all, some or none of the shares held in the participant's account under the Employee Plans be tendered. Any Employee Plans shares tendered but not purchased will be returned to the participant's Employee Plans account. All documents furnished to shareholders generally in connection with the offer will be made available to participants whose accounts are credited with shares. Participants in the Employee Plans cannot use the Letter of Transmittal to direct the tender of shares, but must use the separate instruction letter sent to them.

     Delivery of a Letter of Transmittal by a Employee Plans participant does not constitute proper tender of his or her Employee Plans shares. Proper tenders can only be made by Wells Fargo Bank Texas, N.A. who is the record owner of these shares. Please note that the deadline for submitting instruction letters to Wells Fargo Bank Texas, N.A. is earlier than the expiration date of the tender offer. If Wells Fargo Bank Texas, N.A. has not received a participant's instructions at least three business days prior to the expiration date, Wells Fargo Bank Texas, N.A. will not tender any shares held in a participant's account under the Employee Plans. Participants in the Employee Plans are urged to read the separate instruction letter and related materials carefully and in their entirety.

     Tendering Shareholder's Representation and Warranty; Our Acceptance Constitutes an Agreement. A proper tender of shares under any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder's representation and warranty to us that (1) the shareholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions), the person so tendering (1) has a net long position equal to or greater than the amount tendered in (x) the subject securities or
(y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities and (2) will deliver or cause to be delivered the shares in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between the tendering shareholder and us upon the terms and conditions of the tender offer.

     Lost or Destroyed Certificates. Shareholders whose certificate for part or all of their shares have been lost, stolen, misplaced or destroyed may contact Computershare Trust Company of New York at (212) 701-7624 for instructions as to obtaining a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by the shareholder to secure against the risk that the certificates may be subsequently recirculated. Shareholders are urged to contact Computershare Trust Company of New York immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

     Certificates for shares, together with a properly completed and duly executed Letter of Transmittal or an agent's message, and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us or the Information Agent. Any documents delivered to us or the Information Agent will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

4. WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of shares under the tender offer are irrevocable. Shares tendered under the tender offer may be withdrawn at any time before the expiration date and, unless previously accepted for payment by us under the tender offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on Thursday, July 5, 2001.

     For a withdrawal to be effective, a written or facsimile transmission (confirmed by telephone) notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this document. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

     If shares have been tendered under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, whose determination will be final and binding. Neither we nor any of the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Participants in the Employee Plans who wish to withdraw their shares must follow the instructions found in the "Letter to Participants in the Team, Inc. Salary Deferral Plan and Employee Stock Ownership Plan" sent to them separately.

     Withdrawals may not be rescinded and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the tender offer unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described in Section 3.

     If we extend the tender offer, we are delayed in our purchase of shares or if we are unable to purchase shares under the tender offer for any reason, then, without prejudice to our rights under the tender offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

     Under the terms and conditions of the tender offer, as promptly as practicable following the expiration date, we will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn before the expiration date. For purposes of the tender offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered and not properly withdrawn, subject to the proration provisions of the tender offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment under the tender offer.

     Under the terms and conditions of the tender offer, as promptly as practicable after the expiration date, we will accept for payment and pay a purchase price of $3.00 per share for 1,200,000 shares of our Common Stock, subject to increase or decrease as provided in Section 14, if properly tendered and not properly withdrawn, or if less than 1,200,000 shares are properly tendered and not withdrawn, all shares that are properly tendered and not properly withdrawn.

     We will pay for shares purchased under the tender offer by depositing the aggregate purchase price for such shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

     In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven to ten business days after the expiration date. Certificates for all shares tendered and not purchased, including all shares tendered and not purchased due to proration, will be returned to the tendering stockholder or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the shares, at our expense as promptly as practicable after the expiration date or termination of the tender offer without expense to the tendering shareholders. Under no circumstances will we pay interest on the purchase price to be paid regardless of any delay in making such payment. In addition, there are other conditions to our obligation to purchase shares under the tender offer. See Section 6.

     We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO FEDERAL BACKUP WITHHOLDING TAX OF 31% OF THE GROSS PROCEEDS PAID TO THE SHAREHOLDER OR OTHER PAYEE UNDER THE TENDER OFFER. SEE
SECTION 3. ALSO SEE SECTION 13 REGARDING UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN SHAREHOLDERS.

6. CONDITIONS OF THE TENDER OFFER.

     Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the date of this Offer to Purchase and before the expiration date any of the following events shall have occurred (or shall have been determined, in good faith, by us to have occurred) that, in our judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the tender offer or with acceptance for payment:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer or (ii) in our judgment, could materially and adversely affect our and our subsidiaries' (taken as a whole) business, condition (financial or other), income, operations or prospects, or otherwise materially impairs in any way the contemplated future conduct of our and our subsidiaries' (taken as a whole) business or materially impairs the contemplated benefits of the tender offer to us;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer,
     (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, (iii) materially impair the contemplated benefits of the tender offer to us or (iv) materially and adversely affect our and our subsidiaries' (taken as a whole) business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our and our subsidiaries' (taken as a whole) business;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, (iv) any significant decrease in the market price of the shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our judgment, have a material adverse effect on our business, operations or prospects or the trading in shares of our common stock, (v) in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof or (vi) any decline in either the Dow Jones Industrial Average, the NASDAQ Composite Index or the Standard and Poor's Index of 500 Industrial Companies by a material amount (including, without limitation, an amount in excess of 10%) from the close of business on the date of this Offer to Purchase.

          (d) a tender offer or exchange offer (other than this tender offer) for any or all of our shares of Common Stock, or any merger, business combination or other similar transaction with or involving us or any of our subsidiaries, shall have been proposed, announced or made by any person;

          (e) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC with respect to our common stock on or before the date of this Offer to Purchase), (ii) any entity, group or person who has filed a
     Schedule 13D or Schedule 13G with the SEC on or before the date of this Offer to Purchase shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Common Stock or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by our Board of Directors; or

          (f) any change or changes shall have occurred in our or any of our subsidiaries' business, financial condition, assets, income, operations, prospects or stock ownership that, in our judgment, is or may be material and adverse to us or our subsidiaries; or

          (g) We determine that the completion of the tender offer and the purchase of the shares will cause our shares of Common Stock to be delisted from the American Stock Exchange or to be eligible for deregistration under the Exchange Act.

     These conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

7. PRICE RANGE OF SHARES.

     Our Common Stock is listed and traded on the American Stock Exchange under the trading symbol "TMI." The following table sets forth, for the fiscal quarters indicated, the high and low intra-day sales prices per share on the American Stock Exchange, as applicable.

                                                              HIGH     LOW
                                                              -----   -----
Fiscal 1999:
  First Quarter.............................................  $5.88   $3.63
  Second Quarter............................................   4.13    3.13
  Third Quarter.............................................   4.88    3.00
  Fourth Quarter............................................   3.63    2.25
Fiscal 2000:
  First Quarter.............................................   3.88    2.50
  Second Quarter............................................   3.00    2.00
  Third Quarter.............................................   3.19    1.15
  Fourth Quarter............................................   2.94    2.00
Fiscal 2001:
  First Quarter.............................................   3.06    1.75
  Second Quarter............................................   3.00    1.63
  Third Quarter.............................................   4.13    2.75
  Fourth Quarter (through April 16, 2001)...................   3.25    2.05

     On April 3, 2001, the last trading day before the date of announcement of the tender offer, the last reported sale price of the shares on the American Stock Exchange was $2.39.

WE URGE SHAREHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

8. SOURCE AND AMOUNT OF FUNDS.

     Assuming that the maximum 1,200,000 shares are tendered in the offer at $3.00 per share, the aggregate purchase price will be $3,600,000. We expect that our fees and expenses for the offer will be approximately $100,000.

     We anticipate that we will fund the tender offer and payment of related fees and expenses from borrowings under our revolving credit facility. There are no unsatisfied conditions to our borrowing funds under the revolving credit facility. The tender offer is therefore not subject to our receipt of financing.

     The terms of our revolving credit facility are set forth in documents filed with the Securities and Exchange Commission and available as described under
Section 9. Incremental borrowings under the revolving credit facility bear interest at LIBOR plus a margin of, generally 2%. At April 19, 2001, the applicable LIBOR rate was approximately 4.8%. At that rate, our effective interest rate on incremental borrowings would be approximately 6.8%. However, the LIBOR rate is subject to increases or decreases and the margin above LIBOR can increase above 2% if certain financial covenants are not maintained. We cannot assure you, therefore, that incremental borrowings will be at an effective rate of 6.8%. At March 31, 2001, the outstanding balance under the revolving credit facility was $7.0 million and approximately $4.8 million was available to borrow under the facility. We expect to repay amounts borrowed under the facility from results of operations in the ordinary course of business.

9. CERTAIN INFORMATION CONCERNING US.

     Summary. Team, Inc., incorporated in 1973, is a full service provider of industrial repair services including leak repair, hot tapping, field machining, emissions control monitoring, concrete repair, energy management and technical bolting. These services are provided throughout the United States in approximately 40 locations. In April of 1999, the Company added mechanical inspection services to its industrial service offerings through the acquisition of X Ray Inspection, Inc. ("XRI"), which primarily services the Louisiana Gulf Coast market.

     In August of 1998, the Company entered a new business segment -- equipment sales and rental -- through the acquisition of Climax Portable Machine Tools, Inc. ("Climax") of Newberg, Oregon. Climax is a leading designer-manufacturer of portable, metal cutting machine tools used for on-site industrial maintenance. The Climax acquisition provided the support for the Company's offering of on-site field machining services beginning in February of 1999.

     Our principal executive offices are located at 200 Hermann Drive, Alvin, Texas 77511. Our telephone number at that address is (281) 331-6154.

     Summary Historical and Pro Forma Condensed Financial Data. The summary of our historical and pro forma financial data, set forth below, are derived from and should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K/A for the year ended May 31, 2000 and in connection with the unaudited condensed financial statements included in our Quarterly Report on Form 10-Q/A for the nine months ended February 28, 2001, which are both incorporated by reference. The pro forma financial data gives effect to the Offer on the summary historical financial data presented.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

                                                            NINE
                                                           MONTHS
                                                            ENDED             FOR THE YEAR ENDED MAY 31,
                                                        FEBRUARY 28,     ------------------------------------
                                                            2001            2000         1999         1998
                                                       ---------------   ----------   ----------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
Net revenues.........................................      $54,977        $66,636      $54,632      $45,457
Gross margin.........................................      $21,820        $28,366      $22,760      $19,524
Earnings before income taxes
Net income...........................................      $ 1,709        $ 1,471      $   505      $ 1,423
Net income per common share
  Basic..............................................      $  0.21        $  0.18      $  0.07      $  0.23
  Diluted............................................      $  0.21        $  0.18      $  0.07      $  0.23
Weighted Average number of shares outstanding:
  Basic..............................................        8,167          8,238        7,547        5,947
  Diluted............................................        8,272          8,283        7,747        6,112
BALANCE SHEET DATA:
Current assets.......................................      $23,250        $22,641      $21,523      $18,611
Noncurrent assets....................................      $23,900        $25,847      $26,354      $ 8,469
Current liabilities..................................      $ 6,976        $ 7,732      $ 5,787      $ 5,533
Noncurrent liabilities...............................      $16,458        $17,788      $20,746      $ 6,042
Stockholders' equity.................................      $23,716        $22,968      $21,344      $15,534
OTHER DATA:
Ratio of earnings to fixed charges(1)................         2.95x          2.56x        2.39x        6.03x
Book value per share(2)..............................      $  3.02        $  2.79      $  2.60      $  2.55

---------------

(1) For purposes of computing this ratio, earnings consist of earnings before interest and taxes. Fixed charges consists of interest expense.

(2) For purposes of calculating "book value per share," the amount of Stockholders' equity was divided by the number of shares outstanding at the balance sheet date.

     Pro Forma Data for Summarized Financial Information. The following unaudited pro forma data gives effect to the purchase of 1,200,000 shares pursuant to the Offer at $3.00 per share, and the payment of related taxes, interest, fees and expenses, based on the assumptions described in the accompanying "Notes to Unaudited Pro Forma Data." The pro forma information for each of the periods presented assumes that the repurchase had happened at the beginning of the period and that the debt incurred to fund the repurchase was outstanding for the entire period. The unaudited pro forma adjustments are based upon available information and contain assumptions that management believes are reasonable. The pro forma data does not purport to be indicative of the results that would actually have been obtained, or the results that may be obtained in the future, or the financial condition that would have resulted, if the purchase of the shares pursuant to the Offer had been completed at the dates indicated. The pro forma data should be read in connection with our Annual Report on Form 10-K/A for the year ended May 31, 2000 and our Quarterly Report on Form 10-Q/A for the nine months ended February 28, 2001.

                       UNAUDITED PRO FORMA FINANCIAL DATA

                                                             NINE MONTHS ENDED FEBRUARY 28, 2001
                                                            --------------------------------------
                                                                           PRO FORMA         PRO
                                                            HISTORICAL    ADJUSTMENTS       FORMA
                                                            ----------    -----------      -------
                                                                  (IN THOUSANDS, EXCEPT PER
                                                                  SHARE AMOUNTS AND RATIOS)
Revenues..................................................   $54,977                       $54,977
Gross margin..............................................   $21,820                       $21,820
Earnings before interest and taxes........................   $ 3,754                       $ 3,754
Interest..................................................   $ 1,272        $   256 (a)    $ 1,528
Earnings before income taxes..............................   $ 2,482        $  (256)       $ 2,226
Income taxes..............................................   $   773        $    97 (b)    $   676
Net income................................................   $ 1,709        $  (159)       $ 1,550
Net income per common share
  Basic...................................................   $  0.21                       $  0.22
  Diluted.................................................   $  0.21                       $  0.22
Weighted Average number of shares outstanding:
  Basic...................................................     8,167         (1,200)(c)      6,967
  Diluted.................................................     8,272         (1,200)(c)      7,072
BALANCE SHEET DATA:
Current assets............................................   $23,250                       $23,250
Noncurrent assets.........................................   $23,900                       $23,900
Current liabilities.......................................   $ 6,976        $   259 (d)    $ 7,235
Noncurrent liabilities....................................   $16,458        $ 3,600 (e)    $20,058
Stockholders' equity......................................   $23,716        $(3,859)(f)    $19,857
OTHER DATA:
Ratio of earnings to fixed charges(1).....................      2.95x                         2.46x
Book value per share(2)...................................   $  3.02                       $  3.00

---------------

(1) For purposes of computing this ratio, earnings consist of earnings before interest and taxes. Fixed charges consists of interest expense.

(2) For purposes of calculating historical "book value per share," the amount of stockholders' equity was divided by the number of shares outstanding at the balance sheet date (7,849,734 shares). For purposes of the proforma calculation, the number of shares were reduced to give effect to the repurchase of 1.2 million shares that are the subject of the tender offer, and the repurchase of 22,000 shares on the open market after February 28, 2001.

                     See notes to unaudited financial data

                       UNAUDITED PRO FORMA FINANCIAL DATA

                                                                   FISCAL YEAR ENDED MAY 31, 2000
                                                              -----------------------------------------
                                                                               PRO FORMA         PRO
                                                               HISTORICAL     ADJUSTMENTS       FORMA
                                                              ------------   -------------    ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                                             AND RATIOS)
Revenues....................................................     $66,636                        66,636
Gross margin................................................     $28,366                        28,366
Earnings before interest and taxes..........................     $ 4,123                         4,123
Interest....................................................     $ 1,610            296 (a)      1,906
Earnings before income taxes................................       2,513           (296)         2,217
Income taxes................................................     $ 1,042            112 (b)        930
Net income..................................................     $ 1,471           (184)         1,287
Net income per common share
  Basic.....................................................     $  0.18                       $  0.18
  Diluted...................................................     $  0.18                       $  0.18
Weighted Average number of shares outstanding:
  Basic.....................................................       8,238         (1,200)(c)      7,038
  Diluted...................................................       8,283         (1,200)(c)      7,083
BALANCE SHEET DATA:
Current assets..............................................     $22,641                        22,641
Noncurrent assets...........................................     $25,743                        25,743
Current liabilities.........................................     $ 7,732            184 (d)      7,916
Noncurrent liabilities......................................     $17,515          3,700 (e)     21,215
Stockholders' equity........................................     $23,137         (3,884)(f)     19,253
OTHER DATA:
Ratio of earnings to fixed charges(1).......................        2.56x                         2.16x
Book value per share(2).....................................     $  2.81                       $  2.92

---------------

(1) For purposes of computing this ratio, earnings consist of earnings before interest and taxes. Fixed charges consists of interest expense.

(2) For purposes of calculating historical "book value per share," the amount of stockholders' equity was divided by the number of shares outstanding at the balance sheet date (8,247,254 shares). For the "pro forma" calculation, the number of shares were reduced to give effect to the repurchase of the 1.2 million shares that are the subject of the tender offer, and the 448 thousand shares repurchased in the open market after May 31, 2000.

                     See notes to unaudited financial data.

NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA

(a) Represents the adjustment to interest expense related to the additional borrowings under the revolving credit facility. Generally, borrowing under the facility bear interest at LIBOR plus 2.50% for the periods presented, which is equivalent to an effective rate of 9.1% on incremental borrowings for the nine months ended February 28, 2001 and 8.0% for the year ended May 31, 2000.

(b) Reflects the income tax effect of the incremental interest expense at the Company's incremental rate of 38%.

(c) Shares outstanding are reduced by 1,200,000 as of the beginning of the periods presented, reflecting the full subscription of the Offer.

(d) Current liabilities are increased by the amount of increased interest liability, less income taxes plus the Company's estimate of the costs associated with the repurchase (i.e., fees, printing, etc.) of $100,000.

(e) Assumes the purchase of 1,200,000 shares at $3.00 per share, using funds available under the Company's revolving credit facility.

(f) Assumes total cost of $3.7 million for repurchase of 1,200,000 shares, including $100,000 of transaction costs. Also reflects the pro forma reduction in earnings for the periods presented caused by increased interest expense, net of tax.

     Previous Open Market Stock Repurchase Plan. On July 13, 2000, our Board of Directors approved a stock repurchase plan of up to 10% of our outstanding common stock. Stock repurchases were made on the open market and were subject to certain regulatory restrictions which, generally, limited the number of shares that can be acquired on a daily basis and limited the price per share that could be paid. We suspended the stock repurchase program in April 2001 because of the announcement of this tender offer, after having reacquired 448,420 shares at an average price of $2.82 per share.

     Where You Can Find More Information. We are subject to the information requirements of the Exchange Act, and file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in such proxy statements specific information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the tender offer. These materials and other information may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and also should be available for inspection and copying at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can also be obtained by mail, upon payment of the SEC's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. This material should also be available for inspection at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York, 10006.

     Incorporation by Reference. The Securities and Exchange Commission allows us to "incorporate by reference" information to this Offer to Purchase. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this Offer to Purchase, except for any information that is superseded by information that is included directly in this document.

     This Offer to Purchase incorporates by reference the documents listed below that we have previously filed with the Securities and Exchange Commission. The documents contain important information about us and our financial condition.

OUR FILINGS WITH THE COMMISSION                                   PERIOD
-------------------------------                                   ------
Annual Report on Form 10-K and the amendment
  thereto on Form 10-K/A...........................   Fiscal year ended May 31, 2000
Definitive Proxy Statement.........................   Dated September 1, 2000
Quarterly Report on Form 10-Q......................   Quarter ended August 31, 2000
Quarterly Report on Form 10-Q......................   Quarter ended November 30, 2000
Quarterly Report on Form 10-Q/A....................   Quarter ended February 28, 2001

     We incorporate by reference additional documents that we may file with the Securities and Exchange Commission between the date of this Offer to Purchase and the date the offer proration period and withdrawal rights expire. Those documents include periodic reports, such as Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and proxy statements.

     You can obtain any of the documents incorporated by reference in this document through us or from the Securities and Exchange Commission's website at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Offer to Purchase. You can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from Team, Inc. 200 Hermann Drive, Alvin, Texas 77511, telephone (281) 331-6154. Please be sure to include your complete name and address on your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one (1) business day after receiving your request.

10. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

     As of April 16, 2001, we had 7,826,934 issued and outstanding shares of Common Stock. The 1,200,000 shares of Common Stock we are offering to purchase under the tender offer represent approximately 15.3% of our outstanding shares of Common Stock as of April 16, 2001.

     As of April 16, 2001, our directors and executive officers as a group (10 persons) beneficially owned an aggregate of 2,073,061 shares of our common stock, representing approximately 24.9% of our outstanding shares, assuming the exercise of vested options by directors and officers. While our directors and executive officers are entitled to participate in the tender offer on the same basis as all other shareholders, they have informed us that they do not intend to participate in the tender offer.

     As of April 16, 2001, the aggregate number and percentage of our securities that were beneficially owned by our directors and executive officers were as appears in columns two and three of the table below. Assuming we purchase 1,200,000 shares of Common Stock and that we do not purchase any shares from our directors or executive officers under the tender offer, then after the purchase of shares under the tender offer, our directors and executive officers as a group will beneficially own approximately 29.1% of our outstanding shares. The percentage beneficial ownership of each director and officer would be approximately as appears in column four of the table below.

     Security Ownership of Certain Beneficial Owners and Management. The following table sets forth certain information regarding the beneficial ownership of our Common Stock (our only class of voting securities) as of April 16, 2001 of (a) each person who we know to be the beneficial owner of more than 5% of the outstanding Common Stock, (b) each director or nominee for director of our company, (c) the Named Executive Officers and (d) all executive and other officers and directors of our company as a group. The information shown assumes the exercise by each person (or all directors and officers as a group) of the stock options owned by such person that are currently exercisable or exercisable within

60 days of April 16, 2001. Unless otherwise indicated, the address of each person named below is the company address at 200 Hermann Drive, Alvin, Texas 77511.

                                                                             PERCENTAGE OF OUTSTANDING
                                                                                    COMMON STOCK
                                                                            ----------------------------
                                                     NUMBER OF SHARES       BEFORE TENDER   AFTER TENDER
NAME AND ADDRESS OF BENEFICIAL OWNER               BENEFICIALLY OWNED(1)        OFFER          OFFER
------------------------------------               ---------------------    -------------   ------------
Philip J. Hawk...................................          147,537(2)            1.8%            2.1%

Kenneth M. Tholan................................          109,250(3)            1.3%            1.5%

Ted W. Owen......................................           37,011(4)              *               *

John P. Kearns...................................           45,700(5)              *               *

Clark Ingram.....................................           26,500(6)              *               *

Sidney B. Williams...............................          150,735(7)            1.8%            2.1%
  1200 Smith Street, Suite 1400
  Houston, Texas 77002

E. Theodore Laborde..............................           65,715(8)              *               *
  601 Poydras Street, Suite 1815
  New Orleans, Louisiana 70130

Jack M. Johnson, Jr. ............................           63,829(9)              *               *
  P.O. Box 337
  Eagle Lake, Texas 77434

George W. Harrison...............................          201,892(10)           2.4%            2.8%
  2119 Sieber Drive
  Houston, Texas 77017

Louis A. Waters..................................        1,224,829(11)          14.7%           17.2%
  520 Post Oak Blvd., Suite 850
  Houston, Texas 77027

All directors and executive and other officers as
  a group (10 persons)...........................        2,073,061(12)(13)      22.2%           28.9%

Houston Post Oak Partners, Ltd...................        1,200,000              14.4%           16.8%
  520 Post Oak Blvd., Suite 850
  Houston, Texas 77027

E. Patrick Manuel................................          535,500(14)           6.4%            7.5%
  1206 Hwy 190 West
  Eunice, Louisiana 70535

Dimension Fund Advisors, Inc.....................          416,800(15)           5.0%            5.9%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

---------------

  *  Less than 1% of outstanding Common Stock.

 (1) The information as to beneficial ownership of Common Stock has been furnished, respectively, by the persons and entities listed, except as indicated below. Each individual or entity has sole power to vote and dispose of all shares listed opposite his or its name except as indicated below.

 (2) Includes 82,537 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001.

 (3) Includes 88,250 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001.

 (4) Includes 32,000 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001. Also includes 2,011 shares held in the Employee Plans.

 (5) Includes 35,750 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001. Also includes 5,950 shares held in the Employee Plans.

 (6) Includes 23,500 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001.

 (7) Includes 2,685 shares owned by Nancy Williams, Mr. Williams' wife, and 1,000 shares held as custodian under the Uniform Gift to Minors Act for Mr. Williams' nephews. Mr. Williams disclaims any economic interest in these shares. Also includes 95,000 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001.

 (8) Includes 1,886 shares owned by Mr. Laborde and his wife, Mary Laborde, as joint tenants. Also includes 50,000 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001.

 (9) Includes 45,000 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001.

(10) Includes 30,000 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001.

(11) Includes 15,000 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001. Also includes 1,200,000 shares owned by Houston Post Oak Partners, Ltd., a Texas limited partnership of which Mr. Waters is the sole general partner.

(12) Includes 493,287 shares, which may be acquired pursuant to the exercise of stock options currently exercisable or exercisable within 60 days of April 16, 2001.

(13) Includes shares allocated to employees through participation in our Employee Plans. As of March 31, 2000, 8,024 shares are allocated to officers in the Employee Plans.

(14) We have relied upon information contained in Schedule 13D filed with the SEC on October 20, 1999, as well as information contained in our stock records.

(15) We have relied upon information contained in Schedule 13G filed with the SEC on December 31, 2000, as well as information contained in our stock records.

     We do not know of any arrangement that may at a subsequent date result in a change of control of our company.

     Based on our records and information provided to us by our directors and executive officers, neither we, nor any of our associates or subsidiaries nor, to the best of our knowledge, any of our directors or executive officers has effected any transactions in our shares during the 60 days before the date of this document.

     Except as otherwise described herein, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

11. EFFECTS OF THE TENDER OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

     Our purchase of shares under the tender offer likely will reduce the number of shares that might otherwise be traded publicly and may reduce the number of our shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the tender offer to ensure a continued trading market for the shares. Based upon published guidelines of the American Stock Exchange, we do not believe that our purchase of shares of common stock under the tender offer will cause our remaining common stock to be delisted from the American Stock Exchange.

     Shares of our common stock are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares of common stock pursuant to the offer, the shares of common stock will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our stockholders and SEC and comply with the SEC's proxy rules in connection with meetings of our stockholders. We believe that our purchase of the shares under the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

12. LEGAL MATTERS; REGULATORY APPROVALS.

     Except as described above, we are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the tender offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer until the outcome of that process is known. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligation under the tender offer to accept for payment and pay for shares is subject to conditions. See Section 6.

13. UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     In General. The following summary describes the material United States federal income tax consequences relating to the tender offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, administrative pronouncements and judicial decisions, all as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, persons who hold shares as a position in a "straddle" or as a part of a "hedging," "conversion" or "constructive sale" transaction for United States federal income tax purposes or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to "United States holders" (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in the tender offer. For purposes of this discussion, a "United States holder" means:

     - a citizen or resident of the United States;

     - a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

     - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

     Holders of shares who are not United States holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see
Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR TAX CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE TENDER OFFER.

     Characterization of the Purchase. A United States holder will, depending on the United States holder's particular circumstances, be treated for federal income tax purposes either as having sold the United States holder's shares or as having received a distribution in respect of stock from us.

     Under Section 302 of the Code, a United States holder whose shares are purchased by us under the tender offer will be treated as having sold its shares, and thus will recognize capital gain or loss upon the transaction if the purchase:

     - results in a "complete termination" of the United States holder's equity interest in us;

     - results in a "substantially disproportionate" redemption with respect to the United States holder; or

     - is "not essentially equivalent to a dividend" with respect to the United States holder. Each of these tests, referred to as the "Section 302 tests," is explained in more detail below.

     If a United States holder satisfies any of the Section 302 tests, the United States holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the tender offer and the United States holder's adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the United States holder's holding period for the shares that were sold exceeds one year as of the date of purchase under the tender offer. Specific limitations apply to the deductibility of capital losses by United States holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased from a United States holder under the tender offer. A United States holder may be able to designate which blocks of shares it wishes to tender under the tender offer if less than all of its shares are tendered under the tender offer, and the order in which different blocks will be purchased in the event of proration under the tender offer. United States holders should consult their tax advisors concerning the mechanics and desirability of that designation.

     If a United States holder does not satisfy any of the Section 302 tests, the purchase of a United States holder's shares under the tender offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the United States holder. Instead, the amount received by a United States holder with respect to the purchase of its shares under the tender offer will be treated as a distribution by us with respect to the United States holder's shares. Such distribution will be treated as a dividend distribution to the United States holder with respect to its shares under Section 301 of the Code, taxable at ordinary income tax rates, to the extent of the United States holder's share of our current or accumulated earnings and profits (as determined under applicable provisions of the Code and Treasury Regulations), if any. To the extent the amount exceeds the United States holder's share of our current or accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of the United States holder's adjusted tax basis in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a United States holder's shares under the tender offer is treated as the receipt by the United States holder of a dividend, the United States holder's adjusted tax basis in the purchased shares will be added to any shares retained by the United States holder.

     Constructive Ownership of Stock and Other Issues.  In applying each of the
Section 302 tests, United States holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a United States holder is treated as owning any shares that are owned (actually and in some cases constructively) by related individuals and entities as well as shares that the
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

United States holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, United States holders should consult their tax advisors to determine whether the purchase of their shares under the tender offer qualifies for sale treatment in their particular circumstances.

     We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders under the tender offer will cause us to accept fewer shares than are tendered. Therefore, no assurance can be given that we will purchase a sufficient number of a United States holder's shares under the tender offer to ensure that the United States holder receives sale treatment, rather than distribution treatment, for United States federal income tax purposes under the rules discussed below.

     Section 302 Tests. One of the following Section 302 tests must be satisfied in order for the purchase of shares under the tender offer to be treated as a sale or exchange (as opposed to a distribution) for federal income tax purposes:

     - Complete Termination Test. The purchase of a United States holder's shares under the tender offer will generally result in a "complete termination" of the United States holder's equity interest in us only if all of the shares that are actually or constructively owned by the United States holder are sold under the tender offer. United States holders should consult their tax advisors with regard to the complete termination test, the applicability of the constructive ownership rules and certain rules regarding the waiver of attribution of ownership applicable in certain situations.

     - Substantially Disproportionate Test. The purchase of a United States holder's shares under the tender offer will result in a "substantially disproportionate" redemption with respect to the United States holder if, among other things, the percentage of the then outstanding shares actually and constructively owned by the United States holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the United States holder immediately before the purchase.

     - Not Essentially Equivalent to a Dividend Test. The purchase of a United States holder's shares under the tender offer will be treated as "not essentially equivalent to a dividend" if the reduction in the United States holder's proportionate interest in us as a result of the purchase constitutes a "meaningful reduction" of the United States holder's interest in us given the United States holder's particular circumstances. Whether the receipt of cash by a shareholder who sells shares under the tender offer will be "not essentially equivalent to a dividend" will depend upon the stockholder's particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs may constitute a "meaningful reduction." United States holders should consult their tax advisors as to the application of this test in their particular circumstances.

     Corporate Shareholder Dividend Treatment. In the case of a corporate United States holder, to the extent that any amounts received under the tender offer are treated as a dividend, such holder may be eligible for the dividends-received deduction. The dividends-received deduction is subject to limitations. In addition, any amount received by a corporate United States holder pursuant to the tender offer that is treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. Corporate United States holders should consult their own tax advisors as to the application of
Section 1059 of the Code to the tender offer, and to the tax consequences of dividend treatment in their particular circumstances.

     Shareholders Whose Shares are not Purchased Under the Tender Offer. Shareholders whose shares are not purchased under the tender offer will not incur any tax liability as a result of the completion of the tender offer.

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

     Backup Withholding. See Section 3 with respect to the application of United States federal backup withholding tax.

     The discussion set forth above is included for general information only. You are urged to consult your tax advisor to determine the particular tax consequences to you of the tender offer, including the applicability and effect of state, local and foreign tax laws.

14. EXTENSION OF THE TENDER OFFER; TERMINATION; AMENDMENT.

     We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of that termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date.

     Any public announcement made under the tender offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire.

     If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. These rules and related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1) we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the tender offer and, if an increase in the number of shares being sought, that increase exceeds 2% of the outstanding shares of our common stock and (2) the tender offer is scheduled to expire at any time earlier than the tenth business day following the first publication of notice of an increase or decrease in the manner specified in this Section 14, the tender offer will be extended until the expiration of a ten business day period.

15. FEES AND EXPENSES.

     We have retained MacKenzie Partners, Inc. to act as Information Agent and Computershare Trust Company of New York to act as Depositary in connection with the tender offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating

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

to the tender offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws.

     Wells Fargo Bank Texas, N.A. administers the Employee Plans and will receive reasonable and customary compensation for its services as plan administrator in connection with the offer and will be reimbursed for certain out-of-pocket costs.

     No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the Depositary, the Information Agent and Wells Fargo Bank Texas, N.A. as described above) for soliciting tenders of shares under the tender offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Depositary. We, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 7 in the related Letter of Transmittal.

16. MISCELLANEOUS.

     We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                                            TEAM, INC.

May 9, 2001

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

     The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or such stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                    The Depositary for the tender offer is:

                    COMPUTERSHARE TRUST COMPANY OF NEW YORK

       By Hand Delivery:            By Overnight Delivery:                 By Mail:

  Computershare Trust Company     Computershare Trust Company     Computershare Trust Company
          of New York                     of New York                     of New York
       Wall Street Plaza               Wall Street Plaza              Wall Street Station
  88 Pine Street, 19th Floor      88 Pine Street, 19th Floor            P. O. Box 1010
      New York, NY 10005              New York, NY 10005         New York, New York 10268-1010

                     Facsimile Transmission: (212) 701-7636
                        (for eligible institutions only)

         Confirm Receipt of Facsimile by Telephone Only: (212) 701-7624

     Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, you are directed to contact the Depositary.

                    The Information Agent for the Offer is:

                         [MACKENZIE PARTNERS INC. LOGO]

                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                         (212) 929-5500 (CALL COLLECT)
                                       OR
                         CALL TOLL-FREE (800) 322-2885

                       EMAIL: proxy@mackenziepartners.com

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